UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-11530
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Taubman Company and Related Entities Employee Retirement Savings Plan.
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Taubman Centers, Inc.,
200 East Long Lake Road,
Suite 300, P.O. Box 200,
Bloomfield Hills, Michigan 48303-0200.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN
Financial Statements as of
December 31, 2007 and 2006, and
for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 -

Form 5500 Schedule H, Part IV, Line 4i — Schedule of Assets (held at end of year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
KPMG LLP
Chicago, Illinois
June 23, 2008

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
ASSETS:
Investments at fair value (Note 3)	$115,967,484	$115,138,994
Contributions receivable from participants	93,434	91,637
Contributions receivable from employer	93,097	86,639

Net assets available for benefits at fair value	116,154,015	115,317,270

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(162,075)	222,166

NET ASSETS AVAILABLE FOR BENEFITS	$115,991,940	$115,539,436

See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE YEAR	$115,539,436

ADDITIONS:
Participant contributions	4,035,824
Employer contributions	2,372,173
Investment income-
Interest and dividends	4,873,267
Net appreciation in fair market value of investments (Note 3)	596,369
Loan interest income	95,603

Total additions	11,973,236

DEDUCTIONS-
Benefit payments and withdrawals	11,520,732

Total deductions	11,520,732

NET ASSETS AVAILABLE FOR BENEFITS AT THE END OF THE YEAR	$115,991,940

See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	THE PLAN

The Taubman Company and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements. The Plan has been amended and restated several times, the latest restatement being January 1, 2007, to comply with tax regulations and enhance benefits.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Related Entities — These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company (Company).

Participants — Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following 90 consecutive days of employment. An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year. As of December 31, 2007 and 2006, there were 864 and 869 participants, respectively, in the Plan.

Basic Employee Contributions — A participant who elects to contribute to the Plan may make basic contributions from 3% to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 25% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Effective October 1, 2002, all employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

Employer Matching and Supplemental Contributions — A participant is eligible to receive Employer Matching Contributions and Employer Supplemental Contributions on the first day of the month after the employee completes one year of service. A monthly employer matching contribution and supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is based on the employee contribution percentage according to the following schedule:

Employee	Employer
Contribution	Contribution
Percentage	Percentage
0%	2%
3	3
4	4
5	5
6	6
7 or more	7
The Company also makes an employer contribution for participants whose base salary exceeds the Social Security wage base (up to a maximum 2% of such “excess” compensation) subject to limitations specified in the Plan by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
Vesting — Other than employer contributions, participant account balances are 100% vested. Employer contributions are vested as follows:

Full Years	Vesting
of Service	Percentage
1	10%
2	30
3	50
4	70
5 or more	100
Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed.

Forfeitures — Nonvested contributions become forfeitures at the point the participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year. The forfeitures amount was $ 60,623 for 2007.

Allocations — Participants’ accounts are valued daily.

Participant Loans — A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Plan’s administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant’s account balance borrowed. However, interest paid by the participant is credited to the individual participant’s account balances. A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years. Loans are repaid through automatic payroll deductions.

Withdrawals — A participant may withdraw at any time an amount from his voluntary after-tax contribution balance, rollover, or prior Trust balance. A participant who has attained age 65 may also withdraw amounts credited to his Elective Deferral Account, Employer Matching Contribution Account, and Supplemental Employer Contribution Account.

Once during any 12 month period, a participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the plan during the following 6 months.

Benefit Payments — A participant’s account becomes payable following termination of employment as soon as the paperwork is submitted to the record keeper. If the participant is disabled or has attained age 59 1/2, benefits over $1,000 are payable in a lump sum, fixed periodic payments, or annuity, as selected by the participant. All vested benefits transfer to beneficiaries upon death of the participant.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments — The investments of the Plan are stated at fair value, as determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
Net Appreciation/Depreciation on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair value.

Fully Benefit-Responsive Investment Contracts — As required by Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), the Statements of Net Assets Available for Benefits present the fair values of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Payment of Benefits — Benefits are recorded when paid.

Security Transactions — Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

Administrative Expenses — Most administrative expenses of the Plan are paid by the participating companies.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. With the exception of the investment in Taubman Centers, Inc. – a company stock fund and the Participant Loans, the following Plan investments are held by Vanguard, the fund manager and trustee. Investments are summarized by category in the following table, with investments representing 5% or more of the Plan’s net assets at the beginning of the year separately identified.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

	December 31
	2007		2006
Investments at fair value:
Retirement Savings Trust	$21,420,118	*	$23,087,860	*

Company Stock — Taubman Stock Fund	$4,444,277		$5,350,733

Registered Investment Companies:
Money Market —
Prime Money Market Fund			$2,164,554
Bond —
Total Bond Market Index	$6,467,972	*	4,465,216
Balanced —
Wellington Fund	13,046,989	*	13,356,063	*
Domestic Equity:
500 Index Fund			30,593,261	*
500 Index Fund Signal Shares	29,350,492	*
Explorer Fund Investor	5,237,107		6,218,863	*
Small-Cap Index Fund	3,861,531		4,235,713
Target Retirement 2005 Fund	585,992
Target Retirement 2010 Fund	555,470
Target Retirement 2015 Fund	2,260,038
Target Retirement 2020 Fund	345,187
Target Retirement 2025 Fund	551,065
Target Retirement 2030 Fund	481,489
Target Retirement 2035 Fund	151,634
Target Retirement 2040 Fund	63,056
Target Retirement 2045 Fund	49,552
Target Retirement 2050 Fund	191,192
Target Retirement Income	101,933
Growth Index Fund	5,874,162	*	5,425,874
Extended Market Index	3,050,341		2,783,375
Value Index Fund	3,449,862		3,225,068
Foreign Equity —
International Growth	8,164,631	*	5,840,322	*
REIT Portfolio — REIT Index Fund	4,896,093		7,076,252	*

Total Registered Investment Companies	$88,735,788		$85,384,561

Participant Loans	1,367,301		1,315,840

	$115,967,484		$115,138,994

*	Represents 5% or more of net assets available for benefits.
The contract value of the Retirement Savings Trust was $21,258,043 and $23,310,026 as of December 31, 2007 and 2006, respectively.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
Net appreciation (depreciation) in fair value of investments (including investments bought, sold, and held) for the year ended December 31, 2007 is as follows:

Bond —
Total Bond Market Index	$101,502
Balanced —
Wellington Fund	119,513
Domestic Equity:
500 Index Fund	731,290
500 Index Fund Signal Shares	401,937
Explorer Fund Investor	(146,031)
Small-Cap Index Fund	18,947
Target Retirement 2005 Fund	(4,357)
Target Retirement 2010 Fund	4,738
Target Retirement 2015 Fund	(20,016)
Target Retirement 2020 Fund	20,220
Target Retirement 2025 Fund	11,355
Target Retirement 2030 Fund	2,716
Target Retirement 2035 Fund	(1,828)
Target Retirement 2040 Fund	992
Target Retirement 2045 Fund	318
Target Retirement 2050 Fund	(5,219)
Target Retirement Income	1,727
Extended Market Index	75,186
Value Index Fund	(86,943)
Growth Index Fund	634,082
Foreign Equity —
International Growth	185,674
REIT Portfolio — REIT Index Fund	(1,345,137)
Company Stock — Taubman Stock Fund	(104,297)

$596,369

4.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 20, 2002, that the Plan, as amended and restated effective as of January 1, 2001, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. The plan was most recently amended and restated, effective as of January 1, 2007, for compliance with current legal requirements, and was submitted to the Internal Revenue Service on January 31, 2008 for a determination that the Plan continues to meet the requirements of Sections 401(a) and 401 (k) of the Internal Revenue Code and continues to be exempt from federal income tax under Section 501 (a) of the Internal Revenue Code.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN
6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are, however, exempt from ERISA’s prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

7.	NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to accounting pronouncements that require or permit fair value measurements, except for share-based payments transactions under FASB Statement No. 123 (Revised) “Share-Based Payment.” This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan sponsor is currently evaluating the effect this Statement will have on the fair values of the Plan’s assets.

In July 2006, the FASB released FASB Interpretations (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing the Trust’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. The adoption of FIN 48 required financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. The Plan adopted FIN 48 as of January 1, 2007 and the adoption did not have a material impact on the Plan.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i	Employer Number	38-3081510
AS OF DECEMBER 31, 2007	Plan Number	001

NAME OF ISSUER	NAME OF INVESTMENT	CURRENT VALUE
* Vanguard	500 Index Fund Signal Shares	$29,350,492
* Vanguard	Retirement Savings Trust	21,420,118
* Vanguard	Wellington Fund	13,046,989
* Vanguard	International Growth	8,164,631
* Vanguard	Total Bond Market Index	6,467,972
* Vanguard	Growth Index Fund	5,874,162
* Vanguard	Explorer Fund Investor	5,237,107
* Vanguard	REIT Index Fund	4,896,093
* Taubman Centers, Inc.	Taubman Stock Fund	4,444,277
* Vanguard	Small-Cap Index Fund	3,861,531
* Vanguard	Value Index Fund	3,449,862
* Vanguard	Extended Market Index	3,050,341
* Vanguard	Target Retirement Income	101,933
* Vanguard	Target Retirement 2005 Fund	585,992
* Vanguard	Target Retirement 2010 Fund	555,470
* Vanguard	Target Retirement 2015 Fund	2,260,038
* Vanguard	Target Retirement 2020 Fund	345,187
* Vanguard	Target Retirement 2025 Fund	551,065
* Vanguard	Target Retirement 2030 Fund	481,489
* Vanguard	Target Retirement 2035 Fund	151,634
* Vanguard	Target Retirement 2040 Fund	63,056
* Vanguard	Target Retirement 2045 Fund	49,552
* Vanguard	Target Retirement 2050 Fund	191,192

* Loans to 127 participants	Participant borrowings against their individual
	account balances, interest rates from 5% to 10.5%, and
	maturing through July 2017	1,367,301	**

Total		$115,967,484

*	Denotes party-in-interest

**	Participant loans are valued at their outstanding balances, which approximates fair value.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 26th day of June, 2008.

THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN

By: Vanguard Fiduciary Trust Company, as Trustee:

By: /s/ Dennis Simmons

Its: Principal

EXHIBIT INDEX

Exhibit
Number		Description

23	—	Consent of KPMG LLP